FORM 61

QUARTERLY REPORT

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER      TERYL RESOURCES CORP.

ISSUER’S ADDRESS      185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER      (604) 278-5996

CONTACT PERSON      JOHN ROBERTSON

CONTACT’S POSITION      PRESIDENT

CONTACT’S TELEPHONE NUMBER      (604) 278-5996

FOR QUARTER ENDED      AUGUST 31, 2000

DATE OF REPORT      OCTOBER 11, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	00/10/11
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	00/10/11
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

SCHEDULE “B” - FORM 61

TERYL RESOURCES CORP.
for the three months ended August 31, 2000
(Unaudited)
(Prepared by Management)

1.	A.	Deferred exploration expense
		Exploration:	Nil
		Mineral property interest - option interest recovered (Gil Venture)	Nil

	B.	Aggregate amount of expenditures made to parties not at arm’s length:
		Management fees, rent and secretarial	$ 12,000

2.	A.	Common Shares issued during the period:	None
Outstanding as at this period end

Class	Par Value	Authorized No.	Issued No.	Issued Amount

Common	NPV	30,000,000	23,033,238	$6,020,427
Preferred	$1.00 par value	5,000,000	Nil	Nil

B.	Options Issued/Granted

Options and Warrants outstanding as at February 29th, 2000

Class	Issued No.	Exercise Price	Expiry Date

Options	50,000	$0.20	February 27, 2002
Options	100,000	$0.15	November 16, 2003
Options	510,000	$0.15	March 17, 2004
Options	1,075,000	$0.24	September 12, 2005
Warrants	1,760,000	$0.18	March 22, 2001

C.	Shares in escrow: None

D.	List of directors as at August 31, 2000:

John Robertson, Susanne Robertson and Brian Cherry

E.	Related Party Transactions

During the period ended August 31, 2000, the Company paid $12,000 for management, rent and secretarial services to a company controlled by a director of the Company

SCHEDULE “C” - FORM 61

TERYL RESOURCES CORP.
for the three months ended August 31, 2000
(Unaudited)
(Prepared by Management)

MANAGEMENT DISCUSSION

By News Release dated April 18, 2000 the Company announced that it had received assay results on this years first phase drilling and exploration program on the Gil Claims joint venture from Kinross. This years initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
116	440' - 520'	80' of .036
117 117	270' - 290' 310' - 350'	20' of .05 40' of .05
118	200' - 250'	50' of .04
119 119	130' - 140' 385' - 395'	10' of .04 10' of .06
121	355' - 390'	35' of .033
126	185' - 200'	15' of .026
127	10' - 40'	30' of .017
128	70' - 80'	10' of .034
129	50' - 65'	15' of .067
130 130 130 130	115' - 130' 260' - 275' 360' - 385' 440' - 545'	15' of .124 15' of .176 25' of .02 105' of .04

MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
133 133	115' - 145' 165' - 200'	30' of .033 35' of .133
137	10' - 130'	120' of .045
138 138 138	55' - 105' 200' - 245' 280' - 300'	50' of .065 45' of .086 20' of .04
139 139	15' - 80' 190' - 255'	65' of .12 65' of .03
149	55' - 90'	35' of .04

NORTH GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
122	240' - 260'	20' of .15
123 123 123	70' - 85' 105' - 130' 170' - 185'	15' of .015 25' of .038 15' of .33
124 124	195' - 220' 360' - 375'	25' of .046 15' of .04
146 146 146 146	30' - 60' 95' - 145' 170' - 185' 205' - 225'	30' of .09 50' of .035 15' of .035 20' of .054
147 147	45' - 85' 340' - 400'	40' of .24 60' of .03

SLIPPERY CREEK
HOLE #	INTERVAL	AU (opt)
131	110' - 125'	15' of .027

On June 5th, 2000, the Company announced that it had received additional assay results on this year’s first phase drilling and exploration program on the Gil Claims joint venture from Kinross. This year’s initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
145	45' - 125'	80' of .047
158	505' - 530'	25' of .057

NORTH GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)
153	150' - 165'	15' of .046
153	210' - 235'	25' of .036
153	335' - 360'	25' of .032
154	110' - 125'	15' of .040
155	320' - 335'	15' of .082

On September 12th, 2000, the Company announced that stock options had been granted to two directors to purchase an aggregate of 1,075,000 common shares of the Company, exercisable for a period of five years from September 12th, 2000, at a price of $0.24 per share.